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PRESS RELEASE                                                    AUGUST 26, 1999

     TOSLI ACQUISITION B.V. INITIATES TENDER OFFER TO ACQUIRE ALL OUTSTANDING COMMON SHARES OF COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A. -- BOLIVIAN POWER COMPANY LIMITED.

     New York, NY, August 26, 1999 -- Today, Compania Boliviana de Energia Electrica S.A. -- Bolivian Power Company Limited announced that Tosli Acquisition B.V. has initiated a tender offer to acquire all of the outstanding common shares of Compania Boliviana de Energia Electrica S.A. -- Bolivian Power Company Limited (the "Company"), for a cash price of USD 20.00 net per share.

     The offer will be sent to the Company's stockholders today, August 26, 1999, and will expire on September 24, 1999, unless extended by the purchaser. All valid tenders not withdrawn prior to September 24, 1999 will be accepted. The Board of Directors of the Company unanimously recommends that its stockholders accept the offer.

     The purchaser, Tosli Acquisition B. V., is a Netherlands private limited liability company and a wholly-owned subsidiary of Tosli Investments N.V. which is a Netherlands public limited liability company that is equally owned, through subsidiaries, by NRG Energy, Inc., a Delaware corporation, and Nordic Power Invest AB, a Swedish corporation.

     To date, the purchaser has not conducted any business other than in connection with the tender offer. Until immediately prior to the time that the purchaser purchases the shares under the tender offer, it is not anticipated that the purchaser will have any significant assets or liabilities or engage in activities other than activities incident to its formation and capitalization and transactions contemplated by the tender offer.

     Compania Boliviana de Energia Electrica S.A. -- Bolivian Power Company Limited, is a Nova Scotia corporation, with its principal executive offices in La Paz, Bolivia. The Company generates electricity in Bolivia from 15 hydroelectric power stations and one thermal facility. In 1998, electricity generated by the Company represented approximately 27% of all electricity generated in Bolivia. As of December 31, 1998, the Company's maximum generating capacity was 190 megawatts ("MW").

     For its fiscal year ended December 31, 1998, the Company reported net income of approximately $5,164,000.

     The Company and its affiliates previously stated their intention to continue to assess means by which to provide to the stockholders liquidity for their investments, and this acquisition represents the means of accomplishing that goal. Further, the Company currently spends significant amounts each year in complying with the information reporting requirements of the Securities Exchange Act of 1934, as amended, and related activities. If the Company is able, as a result of responses to the tender offer, to terminate the registration of its securities under the Exchange Act, it expects that it will be able to reduce these annual costs. Finally, with this acquisition, the purchaser and its affiliates desire to own 100% of the shares and simplify the corporate governance of the Company.

     The Board of Directors of the Company has unanimously determined that the offer is fair to, and in the best interests of, the Company and its stockholders, has unanimously approved the offer and recommends that the holders accept the offer and tender their shares pursuant to the offer. In arriving at its determination that the offer price of U.S. $20.00 is fair to and in the best interests of the Company and its shareholders, the Board of Directors of the Company considered a variety of factors, including the price of the 1996 tender offer by which Tosli Investments N.V. acquired 96.6% of the Company's shares, the approximate valuation of comparable companies, and the fact that there are no current price quotations for the shares.

     If at the expiration date of September 24, 1999, it is determined that valid tenders representing at least 90% of the number of non-affiliate shares outstanding on a fully-diluted basis have been or are likely to be received and accepted, the purchaser in its sole discretion may extend the tender offer. If 90% of such non-affiliate shares are tendered and accepted, the purchaser intends to extend the period of time for which the offer is open for an additional three months, Tosli Investments N.V., which owns 4,030,762 shares or 96.6% of the currently outstanding shares of the Company, intends to tender all of such shares, and in the event Tosli
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Investments N.V. tenders its shares, all shares not tendered will be purchased according to Nova Scotia law, at the tender offer price of U.S. $20.00.

     If, at the expiration date, a sufficient number of valid tenders have been accepted as will reduce the number of record holders of shares of the Company to less than 300, the Company intends to deregister its securities with the United States Securities and Exchange Commission, and cease filing reports and other information which the Company is currently required to file with the Commission under the requirements of the Exchange Act.

            For further information, contact the Information Agent:

                            MACKENZIE PARTNERS, INC.
                                 156 5th Avenue
                            New York, New York 10010

                 Banks and Brokers Call Collect: (212) 929-5500
                   All Others Call Toll Free: (800) 322-2885